EXHIBIT 21

Subsidiaries of the Registrant	State of Incorporation
1) Spacehab Orbital Transportation, Inc.	Delaware
2) Astrogenetix, Inc.	Delaware
3) 1st Detect Corporation	Delaware
4) Spacetech, Inc. 5) Medikinetix, Inc.	Delaware
6) Astral Images Corporation	Delaware
7) Astria Financial Corporation	Delaware